SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended September, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

September 24, 2010

DOUGLAS FLINT TO STAND DOWN FROM BP BOARD

The Board of BP announced today that Douglas Flint, who currently chairs the Board's Audit Committee, will be standing down at the Company's next Annual General Meeting in April 2011. This follows Mr. Flint's appointment as Chairman of HSBC p.l.c. which takes effect in December 2010.

BP Chairman, Carl-Henric Svanberg said: "We wish Douglas well in his new role. He has been a great member of the Board and an excellent Chair of the Audit Committee. We will miss him when he stands down next year. Douglas's departure gives added momentum to our task of refreshing Board membership."

Notes to editors

Douglas Flint was appointed to BP's Board in January 2005.

Further information:

BP press office:
+44 (0)20 7496 4076
bppress@bp.com

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 September 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary